UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and
Supplemental Schedules
As of December 31, 2012 and 2011 and
For the Year Ended December 31, 2012

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2012 and 2011 and

For the Year Ended December 31, 2012

Reliance Steel & Aluminum Co. Master 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 21, 2013

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Assets

Investments, at fair value:
Plan interest in Master Trust investments	$630,517,724	$542,027,863

Total investments	630,517,724	542,027,863

Receivables:
Employer contributions	16,333,217	14,832,637
Notes receivable from participants	19,836,949	18,316,203

Total receivables	36,170,166	33,148,840

Total assets	666,687,890	575,176,703

Liabilities

Excess contributions payable	263,694	258,769

Total liabilities	263,694	258,769

Net assets available for benefits at fair value	666,424,196	574,917,934

Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	(618,016)	(425,163)

Net assets available for benefits	$665,806,180	$574,492,771

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2012

Additions

Income:
Plan interest in Master Trust investment gain	$75,069,088
Interest from notes receivable from participants	832,050

Total income	75,901,138

Contributions:
Participant	27,351,095
Employer, net of forfeitures	16,435,317
Rollover	1,390,993

Total contributions, net	45,177,405

Transfers from other plans	20,219,932

Total additions	141,298,475

Deductions

Benefits paid to participants and beneficiaries	49,635,796
Deemed distributions of notes receivable from participants	264,993
Administrative expenses	84,277

Total deductions	49,985,066

Net increase	91,313,409

Net assets available for benefits, beginning of year	574,492,771

Net assets available for benefits, end of year	$665,806,180

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.                       Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2012.

Allegheny Steel Distributors, Inc.	Metal Supply Company, Ltd.
Aluminum and Stainless, Inc.	McKey Perforating Co., Inc.
American Metals Corporation	McKey Perforated Products Co., Inc.
AMI Metals, Inc.	National Specialty Alloys, Inc.
CCC Steel, Inc.	Pacific Metal Company
Chapel Steel Corp.	PDM Steel Service Centers, Inc.
Chatham Steel Corporation	Phoenix Corporation
Clayton Metals, Inc.	Precision Flamecutting and Steel, Inc.
Continental Alloys and Services, Inc.	Service Steel Aerospace Corp.
Crest Steel Corporation	Siskin Steel & Supply Company, Inc.
Delta Steel, Inc.	Smith Pipe & Steel Company
Diamond Manufacturing Company	Sugar Steel Corporation
Durrett Sheppard Steel Co., Inc.	Toma Metals, Inc.
Earle M. Jorgensen Company	Valex Corp.
Feralloy Corporation	Viking Materials, Inc.
Infra - Metals Co.	Yarde Metals, Inc.
Liebovich Bros., Inc.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Transfers from/to Other Plans

During 2012, three 401(k) retirement plans were merged into the Plan, and their assets were transferred accordingly. The value of the participant account balances, including notes receivable from participants, were liquidated and transferred into the Plan as follows:

2012

Continental Alloys and Services, Inc. Profit Sharing Plan	$8,327,194
McKey Perforating Co., Inc. Savings and Retirement Plan	4,438,537
National Specialty Alloys, LLC Retirement Plan	6,021,723

$18,787,454

Eligible employees of Continental Alloys and Services, Inc., McKey Perforating Co., Inc., McKey Perforated Products Co., Inc. and National Specialty Alloys, LLC became eligible to participate in the Plan as of April 2, 2012, July 17, 2012, July 17, 2012 and October 1, 2012, respectively, and received past service credit for purposes of vesting under the provisions of the Plan. McKey Perforating Co., Inc. and its subsidiary McKey Perforated Products Co., Inc. are wholly-owned subsidiaries of Diamond Manufacturing Company.

GH Metals Solutions, Inc. Retirement Plan, the 401(k) retirement plan of GH Metals Solutions, Inc. (“GH Metals” a wholly-owned subsidiary of Feralloy Corporation) is scheduled to be merged into the Plan effective July 1, 2013 and GH Metal’s employees will become eligible to participate in the Plan on that date.

In 2012, certain assets from the Lampros Steel, Inc. 401(k) Savings Plan, which merged into the Plan during 2011, were transferred to the Plan.

In 2012, certain employees from Precision Strip Transport, Inc. (a subsidiary of Precision Strip, Inc., which is a wholly-owned subsidiary of Reliance Steel & Aluminum Co.) became employees of Durrett Sheppard Steel Co., Inc. A total of $580,460 in assets, which include notes receivable from participants of $13,008, were transferred to the Plan from the Precision Strip Retirement and Savings Plan.

Participation

Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Effective January 1, 2013, an eligible employee is automatically enrolled into the Plan with a 3% deferral of eligible compensation, unless the employee selects a different deferral percentage or declines to participate in the Plan.

Contributions

Participants may make up to 50% deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Eligible participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions.  Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Effective January 1, 2013, any discretionary matching contribution will be made each payroll period and the requirement that eligible participants be employed on the last day of the Plan year to receive a discretionary matching contribution no longer applies.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from the vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2012 and 2011, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2012, $196,040 was used to reduce the Company’s contributions.

Notes receivable from participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Notes are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for notes used for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2012 bear interest at rates ranging from 3.25% to 11.50% and mature through October 2024.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan’s participants and all other investment expenses are offset against the related investment income. Fees paid by the Plan participants to the custodian for administrative expenses amounted to $84,277 for the year ended December 31, 2012.

2.                       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in the Plan Accounting–Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan and Yarde Metals, Inc. Frozen 401(k) Savings Plan Master Trust (the “Master Trust”), which was established in 2009 to house the assets of a frozen defined contribution plan of a participating employer in the Plan.  In 2010, the investments of the Yarde Metals, Inc. Frozen 401(k) Savings Plan were liquidated and distributed from the Master Trust to the participants.  See Note 10, Information Concerning the Master Trust.

The Master Trust holds investments in the Fidelity Managed Income Portfolio, which is a common collective trust. Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Impact of Recently Issued Accounting Pronouncements

In May 2011, the FASB issued new accounting guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The new guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The guidance is effective for the year ended December 31, 2012. The adoption of these changes did not have a material impact to the financial statements of the Plan and notes thereto.

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust, which holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statements of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment gain, which is detailed in Note 3, Investments.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan retains an interest in the Master Trust which utilizes various investments. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions

Benefits paid to participants are recorded when paid.

3.                        Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2012 and 2011, the Plan, through the Master Trust, held 1,642,402 and 1,981,937 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $77,557,583 and $74,038,763, respectively. As of December 31, 2012 and 2011, the Reliance Steel & Aluminum Co. stock fund consisted of 1,204,726 and 1,451,803 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $74,813,485 and $70,688,288, respectively. Also, at December 31, 2012 and 2011, respectively, the fund contained a) interest bearing cash of $2,725,800 and $2,953,253, respectively, b) other receivables of $310,902 and $632,630, respectively, and c) due to brokers and other payables of $292,604 and $235,408, respectively.

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2012 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011

Plan interest in Master Trust investments	$630,517,724	$542,027,863

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2012

Mutual funds	$39,344,865
Reliance Steel & Aluminum Co. common stock	17,933,137
Net appreciation in fair value of investments	57,278,002
Interest and dividend income	17,791,086
Plan interest in Master Trust investment gain	$75,069,088

4.                        Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Bond Funds	$55,039,615	$-	$-	$55,039,615
Large Cap Equity Funds	93,927,352	-	-	93,927,352
Mid Cap Equity Funds	87,546,357	-	-	87,546,357
Small Cap Equity Funds	10,122,118	-	-	10,122,118
International Funds	27,706,397	-	-	27,706,397
LifeCycle Funds	204,956,699	-	-	204,956,699
Common collective trust	-	21,595,876	-	21,595,876
Money market fund	52,065,727	-	-	52,065,727
Reliance Steel & Aluminum Co. common stock	74,813,485	-	-	74,813,485

Total investments at fair value	$606,177,750	$21,595,876	$-	$627,773,626

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Bond Funds	$41,762,989	$-	$-	$41,762,989
Large Cap Equity Funds	78,208,432	-	-	78,208,432
Mid Cap Equity Funds	57,448,905	-	-	57,448,905
Small Cap Equity Funds	32,943,221	-	-	32,943,221
International Funds	23,570,286	-	-	23,570,286
LifeCycle Funds	171,617,331	-	-	171,617,331
Common collective trust	-	17,238,293	-	17,238,293
Money market fund	45,199,643	-	-	45,199,643
Reliance Steel & Aluminum Co. common stock	70,688,288	-	-	70,688,288

Total investments at fair value	$521,439,095	$17,238,293	$-	$538,677,388

The Master Trust’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust also invests in a stable value fund held within a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

5.                        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.                        Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 27, 2009, confirming compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001, or “EGTRRA”, and other applicable provisions of the Internal Revenue Code (IRC), effective January 1, 2006. Although the Plan has been subsequently amended since receiving the Letter of Determination, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

7.                        Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian, recordkeeper, and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.                        Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. On March 13, 2013 and June 18, 2013, $238,038 and $25,656, respectively, were returned by the Plan to the participants.

9.                        Nonexempt Transactions

As reported on Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2012 Plan year. Late remittances amounted to $260,397 for the 2012 Plan year. The Company is currently in process of making the appropriate filings in accordance with the DOL’s Voluntary Fiduciary Corrective Program.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

10.                Information Concerning the Master Trust

The Plan’s investments were previously combined with the investments of the Yarde Metals, Inc. Frozen 401(k) Savings Plan in the Master Trust. In 2010, the investments of the Yarde Metals, Inc. were liquidated and distributed from the Master Trust to the participants.  Effective December, 2010, the Plan has an undivided interest in all investments of the Master Trust. The following tables summarize the net assets and net investment income of the Master Trust:

Net Assets of the Master Trust:

December 31,	2012	2011

Assets

Cash	$2,725,800	$2,953,253

Investments, at fair value:
Money market fund	52,065,727	45,199,643
Mutual funds	479,298,538	405,551,164
Common collective trust	21,595,876	17,238,293
Reliance Steel & Aluminum Co. common stock	74,813,485	70,688,288

Total investments	627,773,626	538,677,388

Receivables:
Due from (to) brokers	307,919	(232,312)
Other receivables	2,983	632,630

Total receivables	310,902	400,318

Total assets	630,810,328	542,030,959

Liabilities

Other payables	292,604	3,096

Total liabilities	292,604	3,096

Net assets available for benefits at fair value	630,517,724	542,027,863

Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	(618,016)	(425,163)

Net assets available for benefits	$629,899,708	$541,602,700

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Master Trust investment gain:

Year ended December 31,	2012

Investment income:
Net appreciation in fair value of investments:
Mutual funds	$39,344,865
Reliance Steel & Aluminum Co. common stock	17,933,137
Net appreciation in fair value of investments	57,278,002

Interest and dividend income	17,791,086

Total investment gain	$75,069,088

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2012	2011

Net assets available for benefits as reported on Form 5500	$666,424,196	$574,917,934
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(618,016)	(425,163)

Net assets available for benefits as reported on the accompanying financial statements	$665,806,180	$574,492,771

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2012

Net increase in net assets available for benefits as reported on Form 5500 *	$91,506,262

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Beginning of period	425,163
End of period	(618,016)

Net increase in net assets available for Plan benefits as reported on the accompanying financial statements	$91,313,409

* - The net increase in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

Year Ended December 31, 2012	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$260,397	—	—	$260,397	—

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

	Master Trust:
*	Master Trust	Plan interest in the Master Trust Investments	-	630,517,724

	Notes receivable from participants:
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 3.25% to 11.50%, collateralized by participants’ account balances and maturing through October 2024	-	19,836,949
	Total Investments			$650,354,673

* - Represents a party-in-interest as defined by ERISA

**- The cost of participant-directed investments is not required to be disclosed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 21, 2013	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee